                                                             File No. 333-15797

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

         A.       Exact name of Trust:

                           THE PAINEWEBBER EQUITY TRUST,
                           GROWTH STOCK SERIES 20

         B.       Name of Depositor:

                           PAINEWEBBER INCORPORATED

         C. Complete address of Depositor's principal executive office:

                           PAINEWEBBER INCORPORATED
                           1285 Avenue of the Americas
                           New York, New York  10019

         D.       Name and complete address of agents for service:

                           PAINEWEBBER INCORPORATED
                           Attention:  Mr. Robert E. Holley
                           1200 Harbor Boulevard
                           Weehawken, New Jersey  07087

                           Copy to:


                           CARTER, LEDYARD & MILBURN
                           Attention: Kathleen H. Moriarty, Esq.
                           2 Wall Street
                           New York, New York  10005


         E.       Total and amount of securities being registered:

                           An indefinite number of Units pursuant to Rule 24f-2 of the Investment Company Act of 1940.

         F.       Proposed maximum offering price to the public
                           of the securities being registered:

                           Indefinite

         G. Amount of filing fee, computed at one-thirty-third of 1 percent of the proposed maximum aggregate offering price to the public:

                           None required pursuant to Rule 24f-2.

         H.       Approximate date of proposed sale to public:

                           AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


                  / / Check box if it is proposed that this filing will become effective on _________________ at ____ p.m.
                           pursuant to Rule 487.

                         THE PAINEWEBBER EQUITY TRUST,
                             GROWTH STOCK SERIES 20

                             Cross Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus on Form S-6)


Form N-8B-2                                      Form S-6
Item Number                                      Heading in
-----------                                      ----------
Prospectus
----------

I.  Organization and General Information
 1.     (a) Name of Trust                        )  Front Cover
        (b) Title of securities issued           )

 2.     Name and address of Depositor            )  Back Cover

 3.     Name and address of Trustee              )  Back Cover

 4.     Name and address of principal            )  Back Cover
          Underwriter                            )

 5.     Organization of Trust                    )  The Trust

 6.     Execution and termination of             )  The Trust
          Trust Agreement                        )  Termination of the
                                                 )    Trust

 7.     Changes of name                          )   *

 8.     Fiscal Year                              )   *

 9.     Litigation                               )   *

                      II. General Description of the Trust
                          and Securities of the Trust
                          ---------------------------

10.     General Information regarding Trust's    )  The Trust
          Securities and Rights of Holders       )  Rights of

Unitholders

--------------
* Not applicable, answer negative or not required.

        (a)    Type of Securities                )  The Trust
               (Registered or Bearer)            )

        (b)    Type of Securities                )  The Trust
               (Cumulative or Distributive)      )

        (c)    Rights of Holders as to           )  Rights of Unitholders
               Withdrawal or Redemption          )  Redemption
                                                 )  Public Offering of
                                                 )  Units, Secondary
                                                 )  Market for Units
                                                 )  Exchange Option

        (d)    Rights of Holders as to           )  Public Offering of
               conversion, transfer, etc.        )  Units-Administration
                                                 )  of the Trust

        (e)    Rights of Trust issues periodic   )   *
               payment plan certificates         )

        (f)    Voting rights as to Securities,   )  Rights of Unitholders
               under the Indenture               )  Amendment of the Trust
                                                 )  Termination of the
                                                 )  Trust

        (g) Notice to Holders as to              )
               change in                         )
               (1) Assets of Trust               )
               (2) Terms and Conditions          )
                    of Trust's Securities        )
               (3) Provisions of Trust           )  Amendment of the Indenture
               (4) Identity of Depositor         )  Administration of the Trust-
                   and Trustee                   )  Portfolio Supervision

        (h)    Consent of Security Holders       )
               required to change                )

               (1) Composition of assets         )  Amendment of the Indenture
                   of Trust
               (2) Terms and conditions          )  Amendment of the Indenture
                    of Trust's Securities        )
               (3) Provisions of Indenture       )
               (4) Identity of Depositor and     )  Amendment of the Indenture
                   Trustee                       )

11.     Type of securities comprising            )  The Trust Rights of Unit-
        security holder's interest               )  holders Administration of
                                                 )  the Trust-Portfolio
                                                 )  Supervision

--------------
* Not applicable, answer negative or not required.

12.     Information concerning periodic          )   *
        payment certificates                     )

13.     (a) Load, fees, expenses, etc.           )  Public Offering Price of
                                                 )  Units, Administration of
                                                 )  the Trust, Expenses of the
                                                 )  Trust

        (b)    Certain information regarding     )   *
               periodic payment certificates     )

        (c)    Certain percentages               )  Public offering of Units

        (d)    Certain other fees, etc.          )
               payable by holders                )  Rights of Unitholders

        (e)    Certain profits receivable by     )  Public Offering of Units-
               depositor, principal under-       )  Public Offering Price;
               writers, trustee or affiliated    )  -Sponsor's Profit-Secondary
               persons                           )  Market for Units

        (f)    Ratio of annual charges to        )   *
               income                            )

14.     Issuance of trust's securities           )  The Trust
                                                 )  Public Offering of Units

15.     Receipt and handling of payments         )  Public offering of Units
        from purchasers                          )

16.     Acquisition and disposition of           )  The Trust, Administration
        Underlying Securities                    )  of the Trust, Amendment of
                                                 )  the Indenture, Termination
                                                 )  of the Trust

17.     Withdrawal or redemption                 )  Public Offering of Units
                                                 )  Administration of the Trust

18.     (a)    Receipt and disposition of        )  Distributions, The Trust,
               income                            )  Distributions, Administra-
                                                 )  tion of the Trust

        (b) Reinvestment of distributions        )   *

        (c)    Reserves or special fund          )  Distributions, Redemption,
                                                 )  Expenses of the Trust,
                                                 )  Termination of the Trust,
                                                 )  Amendment of the Indenture

--------------
* Not applicable, answer negative or not required.

        (d)    Schedule of distribution          )   *

19.     Records, accounts and report             )  Distributions, Adminstra-
                                                 )  tion of the Trust

20.     Certain miscellaneous provisions         )  Trustee, Sponsor, Termina-
        of trust agreement                       )  tion of the Trust, Amend-
                                                 )  ment of the Indenture

21.     Loans to security holders                )   *

22.     Limitations on liability                 )  Sponsor, Trustee, Redemp-
                                                 )  tion

23.     Bonding arrangements                     )  Included in Form N-8B-2

24.     Other material provisions of             )   *
        trust agreement                          )


                        III. Organization Personnel and
                        Affiliated Persons of Depositor
                        -------------------------------

25.     Organization of Depositor                )  Sponsor

26.     Fees received by Depositor               )  Public Offering of
                                                 )  Units-Public Offering
                                                 )  Price, Expenses of the
                                                 )  Trust

27.     Business of Depositor                    )  Sponsor

28.     Certain information as to                )  Sponsor
        officials and affiliated                 )
        persons of Depositor                     )

29.     Voting securities of Depositor           )   *

30.     Persons controlling Depositor            )  Sponsor

31.     Payments by Depositor for certain        )   *
        other services trust                     )

32.     Payments by Depositor for certain        )  *
        certain other services                   )
        rendered to trust                        )

33.     Remuneration of employees of             )   *
        Depositor for certain services           )
        rendered to trust                        )

--------------
* Not applicable, answer negative or not required.

34.     Remuneration of other persons            )   *
        for certain services rendered            )
        to trust                                 )


                 IV. Distribution and Redemption of Securities

35.     Distribution of trust's                  )  Public Offering of Units
        securities by states                     )

36.     Suspension of sales of trust's           )   *
        securities                               )

37.     Revocation of authority to               )   *
        distribute                               )

38.     (a)    Method of distribution            )  Public Offering of Units
        (b)    Underwriting agreements           )  The Trust, Administration
        (c) Selling agreements                   )  of The Trust

39.     (a)    Organization of principal         )  Sponsor
               Underwriter                       )
               (b) N.A.S.D. membership of        )  Sponsor
                   principal underwriter         )

40.     Certain fees received by                 )  Public Offering of Units,
        principal underwriter                    )  Expenses of the Trust

41.     (a)    Business of principal             )  Sponsor
               underwriter                       )

        (b)    Branch officers of principal      )
               underwriter                       )

        (c)    Salesman of principal             )   *
               underwriter                       )

42.     Ownership of trust's securities          )   *
        by certain persons                       )

43.     Certain brokerage commissions            )   *
        received by principal underwriter        )

44.     (a)    Method of valuation               )  Public Offering of Units
                                                 )  Valuation
        (b)    Schedule as to offering price     )   *

        (c)    Variation in offering             )  Public Offering of Units
               Price to certain persons          )  Administration of the Trust

--------------
* Not applicable, answer negative or not required.

45.     Suspension of redemption rights          )   *

46.     (a)    Redemption valuation              )  Public Offering of Units
                                                 )  -Public Offering Price
                                                 )  -Secondary Market for Units
                                                 )  Valuation, Redemption

        (b)    Schedule as to redemption         )   *
               price                             )


               V. Information concerning the Trustee or Custodian
               --------------------------------------------------

47.     Maintenance of position in               )  Redemption, Public Offering
        underlying securities                    )  of Units-Public Offering
                                                 )  Price

48.     Organization and regulation of           )  Trustee
        Trustee                                  )

49.     Fees and expenses of Trustee             )  Expenses of the Trust

50.     Trustee's lien                           )  Expenses of the Trust


         VI. Information concerning Insurance of Holders of Securities
         -------------------------------------------------------------

51.     (a)    Name and address of Insurance     )   *
               Company                           )
        (b)    Type of policies                  )   *
        (c)    Type of risks insured and         )   *
               excluded                          )
        (d)    Coverage of policies              )   *
        (e)    Beneficiaries of policies         )   *
        (f)    Terms and manner of               )   *
               cancellation                      )
        (g)    Method of determining premiums    )   *
        (h)    Amount of aggregate premiums      )   *
               paid                              )
        (i)    Who receives any part of          )   *
               premiums                          )
        (j)    Other material provisions of      )   *
               the Trust relating to insurance   )

--------------
* Not applicable, answer negative or not required.

                           VII. Policy of Registrant
                           -------------------------

52.     (a)    Method of selecting and           )  The Trust, Administration
               eliminating securities from       )  of the Trust
               the Trust                         )
        (b)    Elimination of securities         )   *
               from the Trust                    )
        (c)    Policy of Trust regarding         )  The Trust, Administration
               substitution and elimination      )  of the Trust
               of securities                     )
        (d)    Description of any funda-         )  The Trust, Administration
               mental policy of the Trust        )  of the Trust-Portfolio
                                                 )  Supervision

53.     (a)    Taxable status of the Trust       )  Federal Income Taxes
        (b)    Qualification of the Trust as     )
               a regulated investment company    )


                  VIII. Financial and Statistical Information
                  -------------------------------------------

54.     Information regarding the Trust's        )   *
               past ten fiscal years             )

55.     Certain information regarding            )   *
        periodic payment plan certificates       )

56.     Certain information regarding            )   *
        periodic payment plan certificates       )

57.     Certain information regarding            )   *
        periodic payment plan certificates       )

58.     Certain information regarding            )   *
        periodic payment plan certificates       )

59.      Financial statements                    )  Statement of Financial
        (Instruction 1(c) to Form S-6)           )  Condition

--------------
* Not applicable, answer negative or not required.

                          UNDERTAKING TO FILE REPORTS


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                            PAINEWEBBER EQUITY TRUST
                             Growth Stock Series 20

 #############################################################################

                                GRAPHIC OMITTED

 #############################################################################

-----------------------------------------------------------------------------

   The investment objective of this Trust is to provide for capital appreciation through an investment in equity stocks having, in Sponsor's opinion on the Initial Date of Deposit, an above-average potential for capital appreciation. FOCUSING ON GROWTH IN THE INFORMATION TECHNOLOGY SECTOR, PAINEWEBBER HAS IDENTIFIED SEVERAL KEY SEGMENTS OF SUCH SECTOR THAT IT BELIEVES ARE GROWING PARTICULARLY RAPIDLY DUE TO THE CONVERGENCE OF COMPUTER, COMMUNICATIONS, CONSUMER AND INFORMATION APPLICATIONS. The value of the Units will fluctuate with the value of the portfolio of underlying securities.


   The minimum purchase is $250. Only whole Units may be purchased.
-----------------------------------------------------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                                    SPONSOR:

                            PAINEWEBBER INCORPORATED

             Read and retain this prospectus for future reference.


                       PROSPECTUS DATED SEPTEMBER 4, 1997

                   ESSENTIAL INFORMATION REGARDING THE TRUST
                           AS OF SEPTEMBER 3, 1997(1)


Sponsor:         PaineWebber Incorporated
Co-Trustees:     Investors Bank & Trust Company
                 The First National Bank of Chicago


Initial Date of Deposit: September 4, 1997



Aggregate Value of Securities in Trust: .................    $962,500
Number of Units: ........................................     100,000
Fractional Undivided Interest in the Trust Represented by
 Each Unit: .............................................     1/100,000th
Calculation of Public Offering Price Per Unit(2)
 Aggregate Value of Underlying Securities in Trust ......    $962,500
 Divided by 100,000 Units ...............................    $9.625
 Plus Sales Charge of 3.75% of Public Offering Price
  (3.90% of net amount invested per Unit) ...............    $.375
 Public Offering Price per Unit .........................    $10.00
Redemption Value: .......................................    $9.625
Evaluation Time:.........................................    4:00 P.M. New York time.
Income Account Distribution Dates(3): ...................    January 20, 1998 and quarterly
                                                              thereafter and on the Mandatory
                                                              Termination Date.
Capital Account Distribution Dates(3):...................    January 20, 1998 and annually
                                                              thereafter and on the Mandatory
                                                              Termination Date. No distributions of
                                                              less than $.05 per Unit need be made
                                                              from the Capital Account on any
                                                              Distribution Date.
Record Dates:............................................    December 31, 1997 and quarterly
                                                              thereafter.
Mandatory Termination Date:..............................    September 30, 2002
Discretionary Liquidation Amount:........................    50% of the value of Securities upon
                                                              completion of the deposit of
                                                              Securities.
Estimated Annual Organizational Expenses of the Trust(4):    $.0040 per Unit.
Estimated Other Expenses of the Trust....................    $.0280 per Unit.
                                                             --------------------------------------
Total Estimated Annual Expenses of the Trust(5):  .......    $.0320 per Unit.


------------
(1)   The date prior to the Initial Date of Deposit.
(2) The Public Offering Price will be based upon the value of the Stocks next computed following receipt of the purchase order plus the applicable sales charges. Following the Initial Date of Deposit, costs incurred in connection with the acquisition of additional Stocks will be at the expense of the Trust. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation").
(3)   See "Distributions".
(4) This Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the initial registration statement, the trust indenture and other closing documents, registering Units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts.

(5) See "Expenses of the Trust". Estimated dividends from the Stocks, based upon last dividends actually paid, plus income from the U.S. Treasury Obligations are expected by the Sponsor to be sufficient to pay estimated expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)

   THE TRUST. The objective of the PaineWebber Equity Trust, Growth Stock Series 20 (the "Trust") is to provide for capital appreciation through an investment primarily in equity stocks (approximately 98 1/4% of the Trust Portfolio) which have, in the Sponsor's opinion, on the Initial Date of Deposit, an above-average potential for capital appreciation (referred to herein as the "Stocks"). The balance of the Trust Portfolio (approximately
1 3/4%) will be invested in United States Treasury Obligations, (the "Treasury Obligations", together with the Stocks, are collectively referred to herein as the "Securities").

   The Trust will seek to achieve its objective of capital appreciation through an investment in a diversified portfolio of Stocks issued by companies that PaineWebber believes are likely to benefit from growth in the information technology sector. In PaineWebber's view, the information technology sector of the U.S. economy will be a key source of economic growth for the next several years. PaineWebber has therefore identified certain trends discussed briefly below which it believes will help highlight those companies which should benefit from the growth potential in the information technology sector.

   SUMMARY OF RISK FACTORS. There are certain investment risks inherent in unit trust portfolios which hold equity securities. The Stocks may appreciate or depreciate in value or pay dividends depending on the full range of economic and market influences affecting corporate profitability, the financial condition of the issuers, the prices of equity securities, the condition of the stock markets in general and the prices of the stocks in particular. In addition, rights of common stock holders are generally inferior to those of holders of debt obligations or preferred stock. See "Risk Factors and Special Considerations" for a discussion of these risks. The Trust Portfolio is diversified among the various industry groups involved in the provision of information technologies in an attempt to limit the risks inherent in owning a portfolio of stock which does not provide a broad base of industry groupings as shown below in the table included under the caption "The Composition of the Portfolio". There is no assurance, however, that such diversification will eliminate an investor's risk of earnings or market price volatility or trading liquidity. The Trust is considered "concentrated" in stocks of issuers that manufacture and market personal computers or computer components. See "Risk Factors and Special Considerations" for a discussion of some of the risks which may be involved with the ownership of such stocks. There can also be no assurance that the Trust portfolio will remain constant during the life of the Trust. For example, the Trustee may be required to sell Securities to pay for the expenses of the Trust (see "Expenses of the Trust" and "Administration of the Trust--Accounts"). Also, certain events might occur which could lead to the elimination of one or more Stocks from the Portfolio (see "Administration of the Trust--Portfolio Supervision"), thereby reducing the diversity of the Trust's investments. Further, under certain circumstances, if a tender offer is made for any of the Stocks in the Trust, or in the event of a merger or reorganization, the Trust will either tender the Stocks or sell them as more fully described under the captions "The Trust" and "Administration of the Trust--Portfolio Supervision," herein.

THE COMPOSITION OF THE PORTFOLIO.

   PaineWebber believes the relentless advance of semiconductor technology converging with the emergence of the installed PC base in office and home, and the shift to inter-networking have laid groundwork for the Information Age in which the creation, distribution and manipulation of information is a central wealth-creating activity.

   To put this shift into perspective, some of the previous evolutionary "tools" around which people have reorganized their society include: the factory, the steam engine, electricity and the telephone. Perhaps the most appropriate historical analogy to what is occurring today is, however, the automobile. Although autos entered mass production in the second decade of the 20th century, they became much more ubiquitous after World War II. The key reason for this was that it was not until after World War II that a fully integrated "auto infrastructure"--consisting of interstate highways, shopping malls, and greatly expanded suburbs--was built. Similarly, although the personal computer has been around since the 1970s, today there is finally a widespread installed base in the office and home. And it is just recently that the "information age infrastructure" consisting of networks, Internet Service Providers and Web sites, has begun to be built. In the last few years, U.S. firms have poured money into the Information Age infrastructure at an astonishing pace. Information processing now accounts for about 45% of total equipment investment, up from 15% in the early 1980s. Therefore, with the shift to the Information Age just getting underway, it is the investment implications of this shift that are the focus of PaineWebber's opinion.

   The next major Information Age development can be summarized by "five Cs", or the Convergence of the Computer, Communications, Consumer applications and Content. The key factor that is enabling this convergence is the shift to digital technology. Digital technology makes it possible to convert text, sound, graphics and moving images into coded digital messages which can be combined, stored, manipulated and transmitted quickly, efficiently and in large volumes over wired and wireless networks without loss of quality. As a result, the computer broadcast, cable, telephone, satellite and media entertainment industries are gradually becoming part of one single market place. This convergence will accelerate in coming years, so that the leading growth companies of the future will not be defined as software or hardware or content or communications companies but rather as information companies.

   PaineWebber believes the key beneficiaries of converging technologies in the Information Age will be involved with:

   o PCS--To access information, some analysts have predicted that there will be a single information appliance which will be the primary device for computing, communicating, entertaining, etc. PaineWebber disagrees. Rather PaineWebber believes there will be many smart devices most of which will be linked together and many of which will perform several functions. But while there will not be one single information appliance, the PC will be the single most important tool. It will be the central, multipurpose consumer device adapting to the mainstream needs of users for business, communications and visual entertainment, becoming the only device which performs all of these functions easily and efficiently. The PC will be as ubiquitous in the home as the telephone is today.
      If the PC is to become the central, multipurpose device of the Information Age, it must offer even greater power at even lower cost than is the case today--in other words, Moore's Law (Intel co-founder Gordon Moore's prediction that transistor density on integrated circuits would double every two years) must hold true for many years to come.

   o INTERNET--A key medium. Net is home to three business models chasing three revenue sources: entertainment (advertising/subscription revenues); information (subscription revenues); commerce (sales revenues). The most valuable Web sites will be owned by companies with strong brands. The Internet also offers huge cost savings opportunities.

   o DATA MANAGEMENT AND DATA WAREHOUSING--With information the basic economic resource, data management and data warehousing are critical for organizing and exploiting data.

   o BANDWIDTH--In order to truly move to an Information Age, consumers at home must have significantly higher connection speeds made available to them. Bandwidth to the home will always be in short supply as it lags advances in chip technology and content.

   o DATA STORAGE--When it comes to the area of storage two things are very clear. First, there will be huge demand for vast amounts of storage. Second, the primary storage method is still likely to be magnetic.

   PaineWebber's research professionals have selected certain stocks in the industries listed below which they believe will benefit from one or more of the trends listed above. In PaineWebber's search for such potential growth stocks, there was no particular bias toward large capitalization or small capitalization issues. These are common stocks issued by companies who may receive income and derive revenues from multiple industry sources but whose primary industry is listed in the "Schedule of Investments."



                                    APPROXIMATE PERCENT OF AGGREGATE
        PRIMARY INDUSTRY SOURCE        MARKET VALUE OF THE TRUST
     ----------------------------- --------------------------------
     Commercial Services ..........               3.64%
     Computer Software ............               7.49%
     Computers--Memory Devices  ...              14.56%
     Computers--Micro .............               7.24%
     Computers--Mini ..............               3.65%
     Data Processing/Management  ..               3.64%
     Electronics/Semi-Conductor  ..              14.44%
     Internet Software ............               7.28%
     Multimedia/Entertainment  ....              10.89%
     Networking Products ..........              10.92%
     Publishing--Newspapers .......               3.63%
     Retail--Office Supplies  .....               3.64%
     Telecommunications ...........               3.62%
     Telecommunications Equipment                 3.58%



   PaineWebber believes the following issuers will be key beneficiaries of converging technologies in the Information Age:

   O AMERICA ONLINE--The company has the premier brand name in interactive online services. It is effectively leveraging this position to develop the high margin, high growth areas of the Internet, i.e., advertising and electronic commerce.

   O APPLIED MATERIALS--A leading "Moore's Law" beneficiary. It is the principal independent supplier of wafer fabrication systems to the worldwide semiconductor industry.

   O CISCO SYSTEMS--A leading supplier of networking equipment to the three key networking markets: the service providers (who are constructing the backbone of the Internet), corporations (Intranets, Extranets), the home/consumer.

   O COGNOS--A developer of retrieval and analysis tools that make it easy for businesses to access and analyze data. As the amount of raw data increases, businesses will be challenged to understand and use information constructively.

   O COMPAQ--A leading PC maker which is a key beneficiary of the emergence of the PC as the central, multipurpose consumer device. Heavy corporate spending on the Internet and Intranets is very positive for its server business.

   O CUC INTERNATIONAL--The nearly 68 million member shopping club claims over 500,000 online members for its Net Market Internet site. Its merger with HPS means that CUC now has well known brand names to offer on Net Market.

   O DISNEY--One of the companies at the forefront of the convergence of the computer, communications, consumer applications and content. Acquired ABC; establishing Web sites for many of its branded products.

   O EMC CORP.--It benefits from strong demand for disk storage because it buys disk drives and packages them with specialized software to create a storage subsystem for managing data in large corporations.

   O FORE SYSTEMS--Its products, ATM switches, are well suited for carrying voice, video and data and are popular devices among companies constructing the backbone of the Internet.

   O GANNETT--The company controls a vast array of news and information content both in text and visual form from its newspapers and local television stations. It is already leveraging the USA Today brand successfully on the Web.

   O HEWLETT-PACKARD--Its dominance of the printer market gives the company an important franchise. And its acquisition of Verifone bolsters H-Ps efforts to gain market share in the fast growing Internet commerce and smart-card markets.

   O INTEL--The supplier of one of the principal engines of the Information Age--the X86 microprocessor architecture. It is a key player in the convergence of the PC and TV--its video/graphics advances are enhancing the utility of the PC as a visual entertainment device. INTC is also closely involved in efforts to increase bandwidth to the home.

   O KLA-TENCOR--The company has a dominant position in an essential corner of the semiconductor chip-making industry: chip measurement and inspection systems that enable semiconductor manufacturers to improve yields.

   O MICROSOFT--Given its dominant position across the entire Information Age spectrum, it is perhaps the leading beneficiary of the convergence of the computer, communications, consumer applications and content.

   O NEW YORK TIMES--Owner of two of the major brand names in the newspaper business: The New York Times and Boston Globe. It has already had success in creating dynamic Web sites for these and several other of its newspaper properties.

   O NORTHERN TELECOM--The only large company with broad exposure to data networking, telecommunications and wireless.

   O OPEN MARKET--A software company whose products facilitate commerce on the Internet.

   O ORACLE--A key beneficiary of strong demand for data management products. The amount of data that major corporations store doubles about every 3-4 years, and this will only accelerate as businesses capture more customer data.

   O QUANTUM--As one of the largest providers of disk drives to PC related companies, it will continue to be a leading beneficiary of strong demand for huge desktop storage capacity.

   O SEAGATE TECHNOLOGY--It has the largest market share in the high end (servers, workstations) of the storage market. Given the growth in Web based activities, server growth is likely to continue to exceed PC growth.

   O STAPLES--As the Information Age advances, many more people will be teleworking and working out of the home, which will spur even greater demand for home office products ranging from paper clips to filing cabinets.

   O SUN MICROSYSTEMS--Arguably one of the top suppliers of servers with the Internet and Intranet markets. Server growth is likely to continue to exceed PC growth given rapid expansion of the Internet and Intranets.

   O TERADYNE--A leading supplier of automatic test equipment to the electronics industry. As device speeds increase, even faster test equipment is required.

   O TIME WARNER--One of the companies at the forefront of the convergence of the computer, communications, consumer applications and content. Acquired TBS; establishing Web sites for many of its branded products.

   O 3COM CORP--A leading global data networking company. Following its merger with US Robotics--a leading modem and remote access vendor--the company also has the dominant position at the "edge" of the network.

   O WESTERN DIGITAL--As one of the largest providers of disk drives to PC related companies, it is highly focused on supplying low-cost, high quality disk drives to the top PC vendors.

   O WORLDCOM--Through its UUNet subsidiary, the company is the largest Internet access provider. It is a key beneficiary of the emergence of the Internet as a new medium and the associated demand for high-bandwidth data transfers.

   ADDITIONAL DEPOSITS. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities in the Trust where additional Units are to be offered to the public, maintaining, as closely as practicable, the original percentage relationships between the number of shares of Stock and Treasury Obligations deposited on the Initial Date of Deposit, subject to certain adjustments. Costs incurred in acquiring such additional Stocks and Treasury Obligations will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations".)

   TERMINATION. Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately five (5) years after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes".)

   PUBLIC OFFERING PRICE. The Public Offering Price per Unit is computed by dividing the Trust Fund Evaluation by the number of Units outstanding and then adding a sales charge of 3.75% of the Public Offering Price (3.90% of the net amount invested). The sales charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth on page 2. (See "Public Offering of Units--Public Offering Price".)

   DISTRIBUTIONS. The Stocks in the Trust were chosen for their capital appreciation potential, not for their income potential. Many of the Stocks currently pay little or no dividend income (see "Schedule of Investments"). It is anticipated, therefore, that the Trust will receive little, if any, dividend income. The Trustee will make distributions, if any, on the Distribution Dates. (See "Distributions" and "Administration of the Trust".) Unitholders may elect to have their distributions automatically reinvested into additional Units of the Trust at no sales charge (see "Reinvestment Plan"). Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


   MARKET FOR UNITS. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $100,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption".)


THE TRUST

   The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company and The First National Bank of Chicago, N.A., as Co-Trustees (the "Trustee"). The objective of the Trust is capital appreciation through an investment principally in equity stocks having, in Sponsor's opinion on the Initial Date of Deposit, potential for capital appreciation.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks and Treasury Obligations together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of


------------
*Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

Stock and the face amount of the Treasury Obligations). The Sponsor may, from time to time, cause the deposit of additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan, maintaining as closely as practicable the original percentage relationship between the Securities deposited on the Initial Date of Deposit and replicating any cash or cash equivalents held by the Trust (net of expenses). The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Stock but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a sale or maturity of Security or to reflect a merger or reorganization. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan").

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)


RISK FACTORS AND SPECIAL CONSIDERATIONS

   An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.


   Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.


   In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.


   The Trust is considered "concentrated" in stocks of issuers that manufacture and market personal computers or computer components. These types of companies are rapidly developing and highly competitive, both domestically and internationally, and tend to be relatively volatile as compared to other types of investments. Certain of these companies may be smaller and newer companies with limited product lines, markets or financial resources and limited management or marketing personnel. These companies typically require a high degree of investment to maintain competitiveness and are affected by international scientific and technological developments and rapidly occurring product obsolescence as well as government regulation, increases in material or labor costs, changes in distribution channels and the need to manage inventory levels closely. Other risk factors include short product life cycles, aggressive pricing and reduced profit margins, dramatic and often unpredictable changes in growth rates, frequent new product introduction, the need to enhance existing products, intense competition from large established companies and potential competition from small start up companies. These companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.

   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Securities in amounts sufficient to maintain, to the extent practicable, the percentage relationship among the Securities based on the price of the Securities at the Evaluation Time on the date the cash is deposited. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.


   In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

   BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN

ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER LIMITED CIRCUMSTANCES. (SEE THE DISCUSSION BELOW RELATING TO DISPOSITION OF STOCKS WHICH MAY BE THE SUBJECT OF A TENDER OFFER, MERGER OR REORGANIZATION AND ALSO THE DISCUSSION UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)

   Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock pursuant to the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. Pursuant to federal law a tender offer must remain open for at least 20 days and withdrawal rights apply during the entire offering period. Frequently offers are conditioned upon a specified number of shares being tendered and upon the obtaining of financing. There may be other conditions to the tender offer as well. Additionally, an offeror may only be willing to accept a specified number of shares. In the event a greater number of shares is tendered, the offeror must take up and pay for a pro rata portion of the shares deposited by each depositor during the period the offer remains open. In the event of a tender offer for a Stock in the Portfolio, the Sponsor may, but is not required to, direct the Trustee to sell or tender such Stock (see "Administration of the Trust-Portfolio Supervision" herein).

FEDERAL INCOME TAXES

   The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). By qualifying for and electing such treatment, the Trust will not be subject to federal income tax on taxable income or net capital gains distributed to Unitholders provided it distributes 90% or more of its taxable income (exclusive of net capital gains). However, a 4% excise tax is imposed on regulated investment companies that fail to distribute all but a de minimis amount of their income and gain. The Trust intends to distribute all of its income, including capital gains, annually.


   The gross income of the Trust typically will include dividends, interest and gains on sales or other dispositions of Securities. In order to maintain its qualification as a "regulated investment company", the Trust must, among other things (1) in the course of a taxable year derive at least 90% of its gross income from dividends, interest, gains on sales or other dispositions of Securities and certain other sources (referred to herein as "eligible sources"), (2) meet certain diversification tests, and (3) distribute in each year at least 90% of its investment company taxable income. If during a taxable year it appears that less than 90% of the Trust income will be derived from eligible sources, the Sponsor may direct the Trustee to sell Securities which, upon the realization of sufficient aggregate gain, will enable the Trust to maintain its qualification as a regulated investment company.

   In any taxable year, the distributions of any ordinary income (such as dividends) and the excess of net short-term capital gains over net long-term capital losses will be taxable as ordinary income to Unitholders. A distribution paid shortly after a purchase of shares may be taxable even though, in effect, it may represent a return of capital to Unitholders. A dividend paid by the Trust in January will be considered for federal income tax purposes to have been paid by the Trust and received by the Unitholders on the preceding December 31, if the dividend was declared in the preceding October, November or December to Unitholders of record in any one of those months. Distributions which are taxable as ordinary income to Unitholders will not constitute dividends for purposes of the dividends-received deduction for corporations except for, and only to the extent of, a specific designation by the Trust.

   Distributions by the Trust that are designated by it as capital gain distributions will be taxable to Unitholders as long-term capital gains, regardless of the length of time the Units have been held by a

Unitholder. Distributions will not be taxable to Unitholders to the extent that they represent a return of capital; such distributions will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be treated as a gain from the sale of his Units. Any loss realized by a Unitholder on the sale or exchange of Units that are held by him for not more than six months will be treated as a long-term capital loss to the extent of any long-term capital gain distributions paid to such Unitholder with respect to such Units.

   Long-term capital gains of individuals are generally taxed at a maximum federal rate of 28%. Under the recently enacted Taxpayer Relief Act of 1997, Unitholders who are individuals and have held their Units for more than 18 months may be entitled to a more favorable federal tax rate (generally, 20%, but 10% for individuals otherwise in the 15% bracket) for gains from the sale of these Units. Prior to the issuance of relevant regulations, it is not certain whether or how this more favorable federal tax rate will be available with respect to capital gain dividends paid by the Trust. Unitholders should consult their own tax advisers in this regard.

   Unitholders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Unitholder or are reinvested pursuant to the Reinvestment Plan.


   Withholding For Citizen or Resident Investors. In the case of any noncorporate Unitholder that is a citizen or resident of the United States, a 31 percent "backup" withholding tax will apply to certain distributions of the Trust unless the Unitholder properly completes and files under penalties of perjury, IRS Form W-9 (or its equivalent).


   The foregoing discussion of taxation is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust for Unitholders that hold their Units as capital assets. Unitholders may also be subject to state and local taxation. Each Unitholder should consult its own tax advisor regarding the Federal, state and local tax consequences to it of ownership of Units.


   Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their PaineWebber Investment Executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.


PUBLIC OFFERING OF UNITS

   Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order by the number of Units outstanding plus the sales charge. (See "Valuation".) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of the Stocks among other factors.


   Sales Charge and Volume Discount. The Public Offering Price of Units of the Trust includes a sales charge which varies based upon the number of Units purchased by a single purchaser. (See the sales charge schedule set forth below.) During the initial public offering period, the sales charge will be based on the number of Trust Units purchased on the same or any preceding day by a single purchaser. Such purchaser or his dealer must notify the Sponsor at the time of purchase of any previous purchase of Trust Units in order to aggregate all such purchases and must supply the Sponsor with sufficient information to permit confirmation of such purchaser's eligibility; acceptance of such purchase order is subject to confirmation. Purchases of Units of other trusts may not be aggregated with purchases of Trust Units to qualify for this procedure. This procedure may be amended or terminated at any time without notice. In the event of such termination, the procedure will revert to that stated under the sales charge schedule referred to below.

   Sales charges during the initial public offering period and for secondary market sales are set forth below. A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale for sales to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.

         INITIAL PUBLIC OFFERING PERIOD AND SECONDARY MARKET THEREAFTER


                                        PERCENT OF
                                          PUBLIC     PERCENT OF
                                         OFFERING    NET AMOUNT
     AGGREGATE DOLLAR VALUE OF UNITS*     PRICE       INVESTED
     -------------------------------- ------------ ------------
     Less than $50,000................     3.75%        3.90%
     $50,000 to 99,999................     3.50         3.63
     $100,000 to 199,999..............     3.25         3.36
     $200,000 to 399,999..............     2.75         2.83
     $400,000 to 499,999..............     2.50         2.56
     $500,000 to 999,999..............     2.00         2.04
     $1,000,000 or more ..............     1.75         1.78

------------
* The sales charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

   The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.


   No sales charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan").

   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase units of the Trust at a reduced sales charge of $1.00 per 100 Units.


   Exchange Option. Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the

"Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge of $15 per Unit, per 100 Units in the case of a trust whose Units cost approximately $10 or per 1,000 units in the case of a trust whose Units cost approximately one dollar. Unitholders of this Trust are not eligible for the Exchange Option into an Equity Trust, Growth Stock Series designated as a rollover series for the 30 day period prior to termination of the Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option. Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of a series and paid a per Unit, per 100 Unit or per 1,000 Unit sales charge that was less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange.

   The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the Exchange Option generally will constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss at the time of exchange. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

   The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

   To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this series to purchase Units of one or more of the Exchange Trusts from the Sponsor. If Units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

   The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed documents. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

   For example, assume that a Unitholder, who has three thousand units of a trust with a current price of $1.30 per unit, desires to sell his units and seeks to exchange the proceeds for units of a series of an Exchange Trust with a current price of $890 per Unit based on the bid prices of the underlying securities. In this example, which does not contemplate any rounding up to the next highest number of Units, the proceeds from the Unitholder's Units would aggregate $3,900. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unitholder would be able to acquire four Units in the Exchange Trust for a total cost of $3,620 ($3,560 for the Units and $60 for the sales charge). If all 3,000 Units were tendered, the remaining $280 would be returned to the Unitholder.

   Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust units). To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section herein.

   Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $.30 per Unit at the highest sales charge, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption". Redemption requests in excess of $100,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.

   Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption").

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation". The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

   In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION


   Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. If the Units are represented by a certificate it must be properly endorsed accompanied by a letter requesting redemption. If held in uncertificated form, a written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation".)

   A redemption request is deemed received on the business day (see "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).


   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Stocks will be sold pro rata, to the extent possible, and if not possible Stocks having the greatest amount of capital appreciation will be sold first. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $100,000, the Sponsor may determine in its discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.


   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION


   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Summary of Essential Information Regarding the Trust" (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued and interest received, if any, on the Treasury Obligations held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses (x) cash allocated for distributions to Unitholders and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

   The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon),
(2) if there is no such appropriate closing sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock. During the initial offering period, the Treasury Obligations are valued on the basis of their offering prices; thereafter and for purposes of determining Redemption Value, they are valued on the basis of bid prices. The aggregate offering and bid prices of the Treasury Obligations, is the price obtained from investment dealers or brokers (which may include the Sponsor) who customarily deal in Treasury Obligations; or, if there is no market for Treasury Obligations and bid and offering prices are not available, on the basis of current bid and offering prices for comparable securities; or by appraisal; or by any combination of the above, adjusted to reflect income accrued.


COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE


   While the Public Offering Price of Units during the initial offering period is determined, in part, on the basis of the current offering prices of the Treasury Obligations as described above, the Public Offering Price of Units in the secondary market, and the Redemption Value is determined, in part, on the basis of the current bid prices of the Treasury Obligations. The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Date of Deposit, the Public Offering Price per Unit (which figure includes the sales charge) exceeded the Redemption Value. (See "Essential Information"). The bid and the offering prices of the Treasury Obligations are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.


EXPENSES OF THE TRUST

   The cost of the preparation and printing of the Indenture and this Prospectus, the initial fees of the Trustee and the Trustee's counsel, and expenses incurred in establishing the Trust, including legal and auditing fees (the "Organizational Expenses"), will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of Unit Trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

   The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $.0035 per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.


   For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $.0170 per Unit, based on the largest number of Units outstanding during the previous month. In addition, the regular and recurring expenses of the Trust are estimated to be $.0115 which include, but are not limited to Organizational Expenses of $.0040 per Unit, and certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.


   The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.


   In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts"): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel;
(3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).


   The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks and income received on the Treasury Obligations are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks and income received on the Treasury Obligations are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption".


RIGHTS OF UNITHOLDERS

   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee, is delivered by the Unitholder to the Sponsor. Issued Certificates are transferable by presentation and surrender to the Trustee at its office in Boston, Massachusetts properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee at its office in Boston of a written instrument of transfer.

   Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay $2.00 per certificate reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTIONS

   The Trustee will distribute net dividends and interest, if any, from the Income Account on the quarterly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than $.05 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information". Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

   If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the Securities and Exchange Commission (the "SEC") with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and Treasury Obligations, and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.


   Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no sales charge. (See "Reinvestment Plan").


   Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust".)

REINVESTMENT PLAN

   Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will be made so as to maintain the percentage relationships of shares of Stocks and Treasury Obligations. Purchases made pursuant to the Reinvestment Plan will be made without any sales charge at the net asset value for Units of the Trust. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.


ADMINISTRATION OF THE TRUST

   Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account dividends, if any, and interest income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".


   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")


   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

   Within a reasonable period of time after the end of each calendar year, commencing with calendar year 1997, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.


   Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security (or tender a stock for cash in the case of paragraph (6) below):


     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;


     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;


     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

     (6) upon a public tender offer being made for a Stock, or a merger or acquisition being announced affecting a Stock that in the opinion of the Sponsor make the sale or tender of the Stock in the best interests of the Unitholders;

     (7) upon a decrease in the Sponsor's internal rating of the Security;

     (8) if the sale of such Securities is desirable to maintain the qualification of the Trust Fund as a "regulated investment company"; or

     (9) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

   The Trustee may dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion, and Stocks having the greatest appreciation shall be sold first.

AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.


   The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions"). There can be no assurance that a favorable no-action letter response will be received.


   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST

   The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than fifty per cent (50%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

   Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE


   The Co-Trustees are The First National Bank of Chicago, a national banking association with its corporate trust office at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126 (which is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System) and Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754 (which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System).


   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Financial Condition and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                        REPORT OF INDEPENDENT AUDITORS


THE UNITHOLDERS, SPONSOR AND CO-TRUSTEES
THE PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 20

   We have audited the accompanying Statement of Financial Condition of The PaineWebber Equity Trust, Growth Stock Series 20, including the Schedule of Investments, as of September 4, 1997. This financial statement is the responsibility of the Co-Trustees. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, a Co-Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of September 4, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Co-Trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, Growth Stock Series 20 at September 4, 1997, in conformity with generally accepted accounting principles.
                                                 ERNST & YOUNG LLP
New York, New York
September 4, 1997

                         THE PAINEWEBBER EQUITY TRUST,
                             GROWTH STOCK SERIES 20
                        STATEMENT OF FINANCIAL CONDITION
                AS OF INITIAL DATE OF DEPOSIT, SEPTEMBER 4, 1997



                                 TRUST PROPERTY
                                 --------------
Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a)...........................  $  962,500
Organizational Expenses (b)....................................     100,000
                                                               ------------
    Total......................................................  $1,062,500
                                                               ============
                           INTEREST OF UNITHOLDERS
                           -----------------------
Accrued Liability (b)..........................................  $  100,000
                                                               ------------
100,000 Units outstanding:
 Cost to investors (c).........................................   1,000,000
 Less: Gross underwriting commissions (d)......................      37,500
                                                               ------------
    Total liabilities and net assets...........................  $1,062,500
                                                               ============

------------


   (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" is determined by the Co-Trustees on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed Cost of Securities to Trust under "Schedule of Investments." Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on Kredietbank N.V., New York Branch in the amount of $1,250,000 has been deposited with the Co-Trustees, Investors Bank & Trust Company and The First National Bank of Chicago, for the purchase of $962,500 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.


   (b) Organizational Expenses incurred by the Trust have been deferred and will be amortized over the life of Trust. Organizational Expenses have been estimated on projected total assets of $50 million. To the extent the Trust is larger or smaller, the estimate may vary.

   (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."


   (d) Sales charge of 3.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."

                          THE PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 20
                            SCHEDULE OF INVESTMENTS
                AS OF INITIAL DATE OF DEPOSIT, SEPTEMBER 4, 1997


COMMON STOCKS (1)


             PRIMARY INDUSTRY SOURCE AND        NUMBER OF  COST OF SECURITIES
                   NAME OF ISSUER                SHARES       TO TRUST(2)
--------------------------------------------- ------------ ------------------
Commercial Services (3.64%)
 CUC International, Inc.......................    1,400        $35,000.00
Computer Software (7.49%)
 Cognos, Inc. ................................    1,070         35,176.25
 Microsoft Corporation........................      270         36,871.88
Computers -Memory Devices (14.56%)
 EMC Corporation..............................      660         35,145.00
 Quantum Corporation..........................    1,010         35,160.63
 Seagate Technology, Inc......................      960         34,980.00
 Western Digital Corporation..................      760         34,865.00
Computers -Micro (7.24%)
 Compaq Computer Corporation..................      520         34,742.50
 Sun Microsystems, Inc........................      690         34,931.25
Computers -Mini (3.65%)
 Hewlett-Packard Company*.....................      550         35,131.25
Data Processing/Management (3.64%)
 Oracle Corporation...........................      910         35,035.00
Electronics/Semi-Conductor (14.44%)
 Applied Materials, Inc.......................      340         34,127.50
 Intel Corporation*...........................      370         34,710.63
 KLA-Tencor Corporation.......................      490         35,126.88
 Teradyne, Inc................................      620         35,030.00
Internet Software (7.28%)
 America Online, Inc. ........................      510         35,062.50
 Open Market, Inc. ...........................    3,110         34,987.50
Multimedia/Entertainment (10.89%)
 The Walt Disney Company*.....................      440         35,007.50
 Gannett Company, Inc.*.......................      350         34,693.75
 Time Warner, Inc.*...........................      680         35,105.00
Networking Products (10.92%)
 Cisco Systems, Inc...........................      450         35,015.63
 FORE Systems, Inc............................    1,750         35,000.00
 3Com Corporation.............................      720         35,055.00
Publishing -Newspapers (3.63%)
 New York Times Company*......................      720         34,965.00
Retail -Office Supplies (3.64%)
 Staples, Inc.................................    1,450         35,071.88
Telecommunications (3.62%)
 WorldCom, Inc................................    1,100         34,856.25

                          THE PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 20
                            SCHEDULE OF INVESTMENTS
          AS OF INITIAL DATE OF DEPOSIT, SEPTEMBER 4, 1997 (CONTINUED)

COMMON STOCKS (1)


             PRIMARY INDUSTRY SOURCE AND        NUMBER OF  COST OF SECURITIES
                   NAME OF ISSUER                SHARES       TO TRUST(2)
--------------------------------------------- ------------ ------------------
Telecommunications Equipment (3.58%)
 Northern Telecom Limited*..........................     340        $ 34,510.00
TREASURY SECURITIES (1)
 $15,000 U.S. Treasury Note 7 7/8% due 2/15/2021
 (1.78%) ...........................................                  17,136.22
  TOTAL INVESTMENTS ................................                $962,500.00


------------
(1)     All Securities are represented entirely by contracts to purchase
        Securities.
(2) Valuation of the Securities by the Co-Trustees was made as described in "Valuation" as of the close of business on the business day prior to the Date of Deposit.
(3)     The loss to the Sponsor on the date of deposit is $224.
*       Income producing security.

PaineWebber Equity Trust
 Growth Stock Series 20


                                                                   CO-TRUSTEES:
                                                 INVESTORS BANK & TRUST COMPANY
                                                                 Hancock Towers
##############################                             200 Clarendon Street
                                                            Boston, Mass. 02116
       GRAPHIC OMITTED                                           (800) 356-2754
                                             THE FIRST NATIONAL BANK OF CHICAGO
##############################                        One First National Plaza,
                                                                     Suite 0126
                                                   Chicago, Illinois 60670-0126
                                                                       SPONSOR:
                                                       PAINEWEBBER INCORPORATED
                                                         1200 Harbor Boulevard,
                                                          Weehawken, N.J. 07087
                                                                 (201) 902-3000

-------------------------------------------------------------------------------

                             TABLE OF CONTENTS

    Essential Information Regarding the
    Trust ....................................    2
     The Trust ...............................    8
     Risk Factors and Special Considerations .    9
     Federal Income Taxes ....................   11
     Public Offering of Units ................   12
       Public Offering Price .................   12
       Sales Charge and Volume Discount ......   12
       Employee Discount .....................   13
       Exchange Option .......................   13
       Conversion Option .....................   15
       Distribution of Units .................   15
       Secondary Market for Units ............   16
       Sponsor's Profits .....................   16
     Redemption ..............................   16
     Valuation ...............................   18
     Comparison of Public Offering Price and
      Redemption Value .......................   19
     Expenses of the Trust ...................   19
     Rights of Unitholders ...................   20
     Distributions ...........................   20
     Reinvestment Plan .......................   21
     Administration of the Trust .............   21
       Accounts ..............................   21
       Reports and Records ...................   22
       Portfolio Supervision .................   22
     Amendment of the Indenture ..............   23
     Termination of the Trust ................   23
     Sponsor .................................   24
     Trustee .................................   24
     Independent Auditors ....................   25
     Legal Opinions ..........................   25
     Report of Independent Auditors ..........   26
     Statement of Financial Condition ........   27
     Schedule of Investments .................   28



-------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
-------------------------------------------------------------------------------

THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR, BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                       CONTENTS OF REGISTRATION STATEMENT


         This registration statement comprises the following documents:

              The facing sheet.
              The Prospectus.
              The Undertaking to file reports.
              The signatures.
              Written consents of the following persons:
                   Ernst & Young LLP (included in Exhibit
                   99.C2) Carter, Ledyard & Milburn (included in Exhibits 99.2 and 99.C1)

         The following exhibits:

         1.   Ex.-27 - Financial Data Schedule

         2. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 10, 1990 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company and The First National Bank of Chicago, as Co-Trustees (incorporated by reference to Exhibit 2 in File No. 33-30404).

         3. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company and The First National Bank of Chicago, as Co-Trustees, incorporating by reference Standard Terms and Conditions of Trust dated as of July 10, 1990.

         4. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

         5. Ex.-99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

         6. Ex.-99.A6 - By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

         7. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

         8. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

         9.   Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.

                              FINANCIAL STATEMENTS

1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

PaineWebber Incorporated-Financial Statements incorporated by reference to Form 10-K and Form 10-Q(File No. 1-7367), respectively.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 4th day of September, 1997.

                                            THE PAINEWEBBER EQUITY TRUST,
                                              GROWTH STOCK SERIES 20
                                            (Registrant)
                                            By: PaineWebber Incorporated
                                            (Depositor)


                                            /s/ Robert E. Holley
                                            ----------------------
                                            Robert E. Holley
                                            Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 4th of September, 1997.

PAINEWEBBER INCORPORATED
        Name                                     Office
        ----                                     ------

Donald B. Marron                            Chairman, Chief Executive
                                            Officer, Director & Member of
                                            the Executive Committee*

Regina Dolan                                Senior Vice President, Chief
                                            Financial Officer & Director*

Joseph J. Grano, Jr.                        President, Retail Sales & Marketing,
                                            Director & Member of the Executive
                                            Committee*


                                            By
                                                /s/ Robert E. Holley
                                               ----------------------
                                                Robert E. Holley
                                                Attorney-in-fact*

--------------
 * Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement No. 33-19786.

                                 EXHIBIT INDEX


1.    Ex.-27 - Financial Data Schedule

2. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 10, 1990 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company and The First National Bank of Chicago, as Co-Trustees (incorporated by reference to Exhibit 2 in File No. 33-30404).

3. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company and The First National Bank of Chicago, as Co-Trustees, incorporating by reference Standard Terms and Conditions of Trust dated as of July 10, 1990.

4. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

5. Ex.-99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

6. Ex.-99.A6 - By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

7. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

8. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

9.    Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.

                                       16